[LETTERHEAD OF KELLER ROHRBACK LLP]

October 19, 2009

VIA EDGAR AND FACSIMILE

Ms. Maryse Mills-Apenteng
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

Re:	Vivid Learning Systems, Inc.
Schedule 13e-3
File No. 005-83074
Filed August 7, 2009 and October 5, 2009

Dear Ms. Mills-Apenteng:

As we discussed with Ryan Houseal and Melissa Duru by telephone earlier this week, please be advised that the Company filed the Articles of Amendment necessary to effect the reverse/forward split transaction with the Secretary of State of Washington on Wednesday, October 14, 2009.  Copies of the filed Articles of Amendment are attached.

Paragraph 2 of the Articles of Amendment for the reverse stock split, provide that the payment in cash by the Company for fractional shares, shall be subject to the Company’s distribution of a Letter of Transmittal and an Information Statement to such shareholders in compliance with SEC rules at least 20 days prior to the purchase and payment for such shares.

Paragraph 4 of the Articles of Amendment provide that the Articles of Amendment may be modified, restated or terminated by resolution of the Board of Directors and the filing of subsequent articles of amendment with the Secretary of State.

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Ms. Maryse Mills-Apenteng October 19, 2009 Page 2

It was necessary to file the Articles of Amendment by such date, in order to maintain the intended “payment date” of August 6, 2009, as determined by the Board of Directors and set forth in Schedule 13e-3 as amended and filed with the Commission.  RCW 23B.07.070 generally provides that the Board of Directors may fix or provide the manner of fixing the record date for any shareholder meeting, dividend or other corporate action (including a purchase of shares), but not more than 70 days prior to the corporate action.

Prior to filing the Articles of Amendment, as discussed with Ms. Duru, we determined that such filing of the Articles of Amendment, which sets the “Effective Time” of the transaction at such date, October 14, 2009, is consistent with the requirements of Rule 13e-3(f) for providing the information statement to the shareholders whose fractional shares will be cashed out in the reverse stock split.  The rule provides in material part as follows:

(f)           Dissemination of Information to Security Holders

(1)  If the Rule 13e-3 transaction involves a purchase as described in paragraph (a)(3)(i)(A) of this section, or a vote, consent, authorization, or distribution of information statements as described in paragraph (a)(3)(i)(C) of this section, the issuer or affiliate engaging in the Rule 13e-3 transaction shall:

(i)  Provide the information required by paragraph (e) of this section:  (A) in accordance with the provisions of any applicable federal or state law, but in no event later than 20 days prior to: any such purchase; and such vote, consent or authorization; or with respect to the distribution of information statements, the meeting date, or if corporate action is to be taken by means of the written authorization or consent of security holders, the earliest date on which corporate action may be taken: provided, however, that if the purchase subject to this section is pursuant to a tender offer excepted from Rule 13e-4 by paragraph (g)(5) of section 13e-4, the information required by paragraph (e) of this section shall be disseminated in accordance with paragraph (e) of Rule 13e-4 no later than 10 business days prior to any purchase pursuant to such tender offer …

The terms “purchase” and “Rule 13e-3 transaction” are defined in Rule 13e-3(a), as follows:

(2) The term “purchase” means any acquisition for value including, but not limited to: (i) any acquisition pursuant to the dissolution of an issuer subsequent to the sale or other disposition of substantially all the assets of such issuer to its affiliate, (ii) any acquisition pursuant to a merger, (iii) any acquisition of fractional interests in connection with a reverse stock split, and (iv) any acquisition subject to the control of an issuer or an affiliate of such issuer (emphasis added).(3) A “Rule 13e-3 transaction” is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section …

Ms. Maryse Mills-Apenteng October 19, 2009 Page 3

(i) The transactions referred to in paragraph (a)(3) of this section are:

(A) A purchase of any equity security by the issuer of such security or by an affiliate of such issuer,

(B) A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer, or

(C) A solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

As explained in response to comment 1 of the staff in our letter dated October 5, 2009, no shareholder vote, consent, authorization meeting or approval is required under the Washington Business Corporation Act.  Therefore, Regulation 14A and Regulation 14C are not applicable to this transaction.

Therefore, under Rule 13e-3(f), and the definition of “purchase” in Rule 13e-3(A) the Information Statement must be mailed to the Company’s shareholders not less than 20 days prior to the “acquisition for value” of their fractional shares which is the date their shares are exchanged for cash, and actually paid for by the Company (i.e., the “closing date” of the transaction, not the date of the filing of the Articles of Amendment).  The circumstances of this transaction are analogous in this context, to a tender offer, which like this transaction requires no shareholder action.

Ms. Maryse Mills-Apenteng October 19, 2009 Page 4

We plan to date and mail the Information Statement and Letter of Transmittal to the Company’s shareholders upon SEC clearance, and will not complete the purchase of any fractional shares until 20 or more days later. While shareholders have no vote to exercise, they will have ample time to consider the information provided by the Company, and to exercise their available legal rights, including statutory appraisal rights, the forms for which will be included with the mailing.

If you have any questions or to request further information, please contact the undersigned at (206) 224-7585 (direct dial) or by email at tsterken@KellerRohrback.com.

Sincerely, /s/Thomas A. Sterken Thomas A. Sterken

FILED
SECRETARY OF STATE
OCT 14 2009
STATE OF WASHINGTON

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

VIVID LEARNING SYSTEMS, INC.

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation's Articles of Incorporation:

1. The name of the corporation is: **VIVID LEARNING SYSTEMS, INC.**

2. The text of the amendment as adopted is as follows:

Article 5.1 of the articles is hereby amended by deleting Section A in its entirety and replacing it with the following:

A. Authorized Capital. The total number of shares of all classes of stock which the Corporation shall have authority to issue is two hundred and five million (205,000,000), of which two hundred million (200,000,000) shares shall be Common Stock ("Common Stock"), no par value, and five million (5,000,000) shall be preferred stock (the "Preferred Stock"), no par value. Upon the effectiveness (the "Effective Time") of the Articles of Amendment to the Articles of Incorporation adding this sentence, each one thousand (1,000) issued shares of Common Stock, shall be combined and reclassified into one (1) fully-paid and nonassessable share of Common Stock, no par value, of the Corporation and the total number of authorized shares of the Common Stock of the Corporation shall be proportionately decreased from 200,000,000 shares to 200,000 shares; provided, however, that in lieu of any fractional interests in shares of Common Stock to which any shareholder who would be entitled only to receive such fractional interest would otherwise be entitled pursuant hereto (taking into account all shares of capital stock owned by such shareholder), the Corporation shall pay in cash for such fractional interest $0.60 per share held by such shareholder immediately prior to August 6, 2009, the record date fixed by the Board of Directors for such payment pursuant to the Bylaws. The purchase of fractional shares by the Corporation pursuant to the foregoing, shall be subject to the Corporation's distribution of a Letter of Transmittal and an Information Statement in compliance with SEC rules, to such shareholders at least 20 days prior to the purchase and payment for such shares.

3. The date of adoption of the above amendment was: July 23, 2009.

4. The amendment was adopted by the board of directors of the Corporation without shareholder action in accordance with the provisions of RCW 23B.10.020. Shareholder action was not required. These Articles of Amendment may be modified, restated or terminated by resolution of the Board of Directors and the filing of subsequent articles of amendment, with the Secretary of State.

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5. These Articles of Amendment will be effective upon filing.

DATED: Oct. 14, 2009.

Matthew J. Hammer

Matthew J. Hammer
President and Chief Executive Officer

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FILED
SECRETARY OF STATE
OCT 14 2009
STATE OF WASHINGTON

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

VIVID LEARNING SYSTEMS, INC.

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation's Articles of Incorporation:

1. The name of the corporation is: **VIVID LEARNING SYSTEMS, INC.**

2. The text of the amendment as adopted is as follows:

Article 5.1 of the articles is hereby amended by deleting Section A in its entirety and replacing it with the following:

A. Authorized Capital. The total number of shares of all classes of stock which the Corporation shall have authority to issue is five million two hundred thousand (5,200,000), of which two hundred thousand (200,000) shares shall be Common Stock ("Common Stock"), no par value and five million (5,000,000) shall be preferred stock (the "Preferred Stock"), no par value. Upon the effectiveness (the "Effective Time") of the Articles of Amendment to the Articles of Incorporation adding this sentence, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (which shall include each fractional share in excess of one (1) share held by any shareholder), shall be subdivided and reclassified into one thousand (1,000) fully-paid and nonassessable shares of Common Stock (or, with respect to such fractional shares and interests, such lesser number of shares and fractional shares or interests as may be applicable based upon such one thousand-to-one (1,000-to-1) ratio) and the total number of authorized shares of Common Stock of the Corporation shall be proportionately increased from 200,000 to 200,000,000 shares.

3. The date of adoption of the above amendment was: July 23, 2009.

4. The amendment was adopted by the board of directors of the Corporation without shareholder action in accordance with the provisions of RCW 23B.10.020. Shareholder action was not required. These Articles of Amendment may be modified, restated or terminated by resolution of the Board of Directors and the filing of subsequent articles of amendment, with the Secretary of State.

1

5. These Articles of Amendment will be effective upon filing.

DATED: Oct 14, 2009.

Matthew J. Hammer
President and Chief Executive Officer

N:\CLIENTS\28255\2\ARTICLESAMENDMENT.FORWARDSPLIT.10082009.DOC

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